PUNTO GROUP, CORP.

1810 E. Sahara Ave., Office 216, Las Vegas, NV 89104

Tel: (702) 605-0605

April 17, 2015

Mr. Ivan Griswold,

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Punto Group, Corp.

       Amendment No. 3 to Registration Statement on Form S-1

       Filed March 19, 2015

       File No. 333-200529

Dear Mr. Ivan Griswold:

Punto Group, Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 4 to the registration statement on Form S-1 (the " Registration Statement") in response to the Commission's comments, dated April 3, 2015 (the "Comment Letter"), with reference to the Company's Amendment No. 3 to registration statement on Form S-1 filed with the Commission on March 19, 2015.

In addition to the Amended Registration Statement, the Company supplementally responds to the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Financial Statements

Report of Independent Registered Public Accountant, page F-1

1. Please have your independent registered public accountant revise the last paragraph of its audit report to state that the financial statements present fairly, in all material respects, the financial position of the company as of September 30, 2014 and the results of its operations and its cash flows for the period from September 2, 2014 (inception) through September 30, 2014 in conformity with U.S. generally accepted accounting principles.

Our Response: Our independent registered public accountant revised its report in accordance with the comments of the commission.

Exhibit 23.1

2. Please have your independent registered public accountant also include a consent relating to its audit report dated October 28, 2014. Further, please ensure your independent registered public accountant updates the date of its consent prior to effectiveness of the registration statement. In addition, since you have included a review report for the interim period, revise to include an acknowledgement letter and file the letter pursuant to the requirements of Item 601(b)(15) of Regulation S-K. The letter should be included as Exhibit 15 to your next amendment. See Securities Act Rule 436.

Our Response: Our independent registered public accountant included a consent relating to its audit report dated October 28, 2014. The company decided to exclude a review report for the interim period.

Please direct any further comments or questions you may have to the company at puntogroupcorp@gmail.com.

Thank you.

Sincerely,

/S/ Andrei Kriukov

Andrei Kriukov, President